Mr. Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

September 15, 2009

Sanofi-aventis

Form 20-F for the fiscal year ended December 31, 2008

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on July 28, 2009 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Item 3 – Key information

A.3. Exchange Rate Information, page 3

1.	Please include in this disclosure item the exchange rate between the Euro and the U.S. dollar as of the latest practicable date prior to filing.

Response:

The Company notes the Staff’s comment and will revise its disclosure in the future to provide the Euro-U.S. dollar rate as of the latest practicable date.

174, avenue de France - 75013 PARIS - FRANCE -Tél. : +33 1.53.77.40.00 - Fax : +33 1.53.77.41.33 -www.sanofi-aventis.com
Sanofi-aventis - Siège Social : 174, avenue de France - 75013 Paris - France - S.A. au capital de 2 631 050 926 € - 395 030 844 R.C.S. Paris - code APE 7010 Z

Item 4. Information on the Company

Insurance and risk Coverage, page 64

2.

You disclose your participation in a mutual insurance company established by various pharmaceutical groups and the existence of a captive insurance company, Carraig Insurance Ltd. that you use to self-insure risks. To the extent material, please revise your disclosures in Operating and Financial Review and Prospects to discuss any known trends or uncertainties related to your claims reserves and any obligations to the mutual insurance company that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. ln addition, please expand your disclosures in the financial statements to disclose your accounting policies related to your claims reserves and disclose the amount of your claims reserve estimates related to your self insurance programs. Otherwise, please demonstrate to us how your self insurance obligations are not material to your financial position, results of operations and liquidity.

Response:

The mutualized insurance company in which Sanofi-Aventis participates, established by a number of pharmaceutical groups, insures property and business interruption, which is not considered to be one of the principal risks in our industry. Neither the coverage nor Sanofi-Aventis’ obligations thereunder are expected to have a material impact on income from operations, liquidity or capital resources.

The captive insurance company Carraig Insurance Ltd. participates in Sanofi-Aventis’ coverage for various lines of insurance including excess property, stock and transit and product liability. Carraig is run under the supervision of the Irish regulatory authorities, is wholly owned by sanofi-aventis and covers exclusively sanofi-aventis risks. Product liability — as set out in the Risk Factor section of Sanofi-Aventis’ annual report on Form 20-F page 5 — is one of our industry’s principal risks. Carraig itself provides self-insurance for part of this risk. Carraig is one of the Group’s overall risk management tools. Nonetheless, given limited available capacity on the insurance market and potentially very important claims, sanofi-aventis itself remains liable for financing material claims once Carraig’s and traditional insurers’ capacity is exhausted.

Captive insurance claim reserves accounting policy follows the general policy applicable to liabilities as set out in the note to the consolidated financial statements (Page F-21) B.12. “Provisions for risks”:

“In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), sanofi-aventis records a provision where it has a present obligation, whether legal or constructive, as a result of past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the outflow of resources.”

In light of the Staff’s comment, the Company proposes to expand this disclosure with a statement along the following lines in the 20-F for the year ending December 31, 2009:

“In respect of all lines of business of the captive insurance company, where there is sufficient history from the Company or from the market of claims made and settlements, an incurred but not reported (IBNR) actuarial technique is developed by management with the assistance of expert external actuaries to determine a reasonable estimate of the captive’s exposure to unasserted claims for those risks, and a provision is made on that basis. ”

Item 5. Operating and Financial Review and Prospects

Liquidity and capital Resources, page 98

3.

Please expand your discussion to address material changes in the underlying drivers such as where the actual usages and sources of cash existed especially in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. Refer to the guidance provided in our release, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” particularly Item D of that release. You can find this release on our website at http://www. sec.gov/rules/interp/33- 8350.htm.

Response:

In light of the Staff’s comment, sanofi-aventis will revise the discussion on Liquidity and Capital Resources page 98 in its upcoming 20-F along the lines of what is presented below (the additions are italicized):

Liquidity and Capital Resources

Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. In connection with our acquisition of Aventis in 2004, we incurred significant debt, of which we have repaid substantially all. As of December 31, 2008, our debt, net of cash and cash equivalents, stood at €1.8 billion compared to €4.2 billion a year earlier. See Note D.13. to our consolidated financial statements.

Consolidated Statement of Cash Flows

Summary of Cash Flows

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net cash provided by operating activities	8,523	7,106	6,604
Net cash used by investing activities	(2,154)	(1,716)	(790)
Net cash provided by / (used in) financing activities	(3,809)	(4,820)	(5,854)
Impact of exchange rates on cash and cash equivalents	(45)	(12)	(56)

Net change in cash and cash equivalents - (decrease)/increase	2,515	558	(96)

Generally, factors that affect our earnings — for example, pricing, volume, costs and exchange rates — flow through to cash from operations. The most significant source of cash from operations is sales of our branded pharmaceutical products and human vaccines. Collections of royalty payments also contribute to cash from operations.

Net cash provided by operating activities in 2008 totaled €8,523 million, compared with €7,106 million in 2007. Operating cash flow before changes in working capital was €8,524 million in 2008, against €7,917 million in 2007. Working capital requirements stabilized in 2008, compared with an increase in working capital requirements of €811 million in 2007.

In general, our operating cash flow before changes in working capital was affected by the same factors that affected our operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation, which is discussed in detail above under “Results of Operations – Year ended December 31, 2008 compared with Year ended December 31, 2007.” The principal difference is that operating cash flow before changes in working capital reflects our share of earnings from associated (other than undistributed earnings, which are relatively small).

The stabilization of working capital requirements in 2008, after the significant increase recorded in 2007, reflected primarily the impact of higher cash income tax payments in 2007. Income tax payments were €2.3 billion in 2008 and €3.0 billion in 2007, mainly due to higher installments paid in 2007.

Investing activities generated a net cash outflow of €2,154 million in 2008, compared with €1,716 million in 2007. Acquisitions of property, plant and equipment and intangible assets totaled €1,606 million in 2008 (as compared to €1,610 million in 2007), and mainly comprised investments in industrial facilities and research sites, plus contractual payments for intangible rights. These intangible rights (€217 million in 2008) mainly comprise the buyout of commercial rights to our own products (including Myslee® in Japan, agreed at the end of 2007 with payment made early in 2008) or to third-party products, plus payments made under collaboration and marketing agreements with partners including Dyax and Crucell N.V.

In 2008, financial investments (€667 million net of acquired cash) were mainly due to the buyout of the entire share capital of the British company Acambis plc (€332 million) and of the Australian company Symbion CP Holdings Pty Ltd (€329 million). In 2007, financial investments (€435 million) mainly comprised €186 million on the buyout of preferred shares issued by our subsidiary Carderm Capital LP (see Note D.18. to our consolidated financial statements included at Item 18 of this annual report), and $312 million on the purchase of 12 million shares in Regeneron, taking our interest in the company’s capital to approximately 19%.

In 2008, after-tax proceeds from disposals totaled €123 million and related mainly to the sale of the investment in Millennium in May 2008 ($112 million). In 2007, after-tax proceeds from disposals (€329 million) included receipt from CSL of the contingent purchase consideration of $250 million (see Note D.20.2 to our consolidated financial statements included at Item 18 of this annual report).

Net cash used in financing activities totaled € 3,809 million, against €4,820 million in 2007. This figure includes the dividend payout of €2,702 million (as compared to €2,364 million in 2007); additional external financing (net increase in short-term and long-term debt) of €69 million, as opposed to a net reduction of €934 million in 2007) when we paid down part of our debt; and the repurchase of 23.9 million of our own shares (for €1,227 million) under the share repurchase programs authorized by the Annual General Meeting on May 31, 2007 and May 14, 2008. In 2007, we repurchased 29.4 million of our own shares for €1,806 million under the repurchase programs. After the impact of exchange rates, the net change in cash and equivalents during 2008 was an increase of €2,515 million, compared to an increase of €558 million in 2007.

Critical accounting and reporting policies, page 102

4.

You state on page 103 that depending on the assumptions and estimates used the pension and post-retirement benefit expense could vary and may cause large changes in reported earnings. You state that any changes in the key assumptions used in your intangible asset and goodwill impairment test could result in impairment charges. Please revise your disclosures to clarify which assumption changes could materially impact your critical accounting estimates. Please include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying each of your critical accounting estimates over time. This analysis should highlight the reasonably likely changes in the assumptions that are deemed critical and the corresponding impact on your financial position and results of operations. Please discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

Response:

We propose revising the critical accounting policy disclosures related to Goodwill impairment and intangible assets and Pensions and post-retirement benefits along the lines of what is set out below in order to clarify which are the key assumptions and add cross references to the sensitivity analysis disclosed in the notes to the financial statements (the additions are italicized):

Goodwill impairment and intangible assets

As discussed in Note B.6. (Impairment of property, plant and equipment, goodwill, intangible assets, and investments in associates) and in Note D.5. (Impairment of property, plant and equipment, goodwill and intangibles) to our consolidated financial statements included at Item 18 of this annual report, we test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the business combination of Sanofi-Synthélabo and Aventis in 2004. We test for impairment on The basis of the same criteria that were used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the carrying amount of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Key assumptions related to goodwill impairment and intangible assets are the perpetual growth rate and the after-tax discount rate. Any changes in key assumptions could result in an impairment charge. A sensitivity analysis to the key assumptions is performed and disclosed in the notes to the financial statements (D.5. “Impairment of property, plant and equipment, goodwill and intangibles” – page F-40).

Pensions and post-retirement benefits

As described in Note B.23. (Employee Benefit Obligations) to our consolidated financial statements included at Item 18 of this annual report, we recognize our pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds to meet these obligations. We prepare this estimate at least on an annual basis, taking into account actuarial assumptions, including life expectancy, staff turnover, salary growth, long-term return on plan assets, retirement and discounting of amounts payable. Pensions and post-retirements benefits key assumptions are the discount rate and the expected long term rate of return on plan assets.

Depending on the discount rate used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on equity because, in applying IAS 19 “Employee Benefits”, the Company recognizes all actuarial gains and losses (including the impact of a change in discount rate) immediately through equity (SoRIE option). A sensitivity analysis to discount rate is performed in our notes to the consolidated financial statements (note D18.1. “Provisions for pensions and other benefits” – page F-63).

Depending on the expected long term rate of return on plan assets used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. A sensitivity analysis shows that a 0.5% reduction in the expected long term rate of return on plan assets would increase the Group’s pension cost for the period by approximately €20 million.

Item 6 - Directors, Senior Management and Employees

A. Directors and Senior Management, page 105

5.	Please include a discussion of the business experience of each of your independent directors, similar to the disclosure you provide for the members of your senior management.

Response:

The Company will prepare a discussion of the business experience of each of its independent directors in line with what is currently presented for the members of our senior management. The Company proposes to include this supplemental information in its next 20-F report.

B. Compensation, page 124

6.

We note that you provide detailed executive compensation disclosure for both your Chairman of the Board and your Chief Executive Officer. However, rather than provide similar disclosure for the members of your Management Committee other than the Chief Executive Officer, you state the aggregate compensation for the entire group. Please clarify whether or not you are following the executive compensation disclosure practice of your home country, as you are permitted to do under Form 20-F.

Response:

Sanofi-Aventis confirms that as required by Item 6.B, it has disclosed compensation on an individual basis for the persons concerned except persons for whom individual disclosure is neither required in France (the company’s home country) nor otherwise publicly disclosed by the company.

As described below, French executive compensation disclosure rules applicable to Sanofi-Aventis do not require individualized disclosure for the members of Sanofi-Aventis’ management to the extent that these persons are not also “statutory corporate representatives”.

As a French corporation listed on the Euronext Paris market, Sanofi-Aventis publishes the annual financial report required by French law, which transposes the EU Transparency Directive (Directive 2004/109). The mandatory content of the executive compensation disclosure of this annual financial report is set out at Article L225-102-1 of the French Commercial Code. Individualized disclosure is only required for the statutory corporate representatives known as “mandataires sociaux”. Under Sanofi-Aventis’ articles of incorporation and the provisions of French corporate law applicable to a société anonyme, the current statutory corporate representatives of Sanofi-Aventis are the Chairman of the board, members of the board of directors as well as the Chief Executive Officer. Except for the CEO, no members of the Management Committee are statutory corporate representatives.

As with most large French issuers, sanofi-aventis also voluntarily prepares an annual listing document—or “document de référence”. As explained below a “document de reference” does not require additional disclosures as compared with the French Annual Financial Report. A document de référence must contain the disclosures set out at Annex 1 of the EU Prospectus Regulation (Regulation 809/2004) which, similar to Item 6.B of U.S. Form 20-F, provides that the required director and officer compensation disclosure is to be provided on an individual basis unless individual disclosure is not required in the issuer’s home country and not otherwise publicly disclosed by the issuer. Therefore, in application of the requirements of French law described in the preceding paragraph and consistent with the application of the comparable Item 6.B standards, Sanofi-Aventis’ document de référence provides individualized disclosure only for statutory corporate representatives.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note B.14. Revenue recognition

7.

You disclose that you consider the possibility of reusing returned goods in developing your estimates of revenue to recognize. Please revise your disclosure here and in Operating and Financial Review and Prospects to clarify:

•	your return policy for product sales, including the time period over which you accept returns;

•	whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;

•	what happens to returned product;

•	whether or not the returned product is resalable; and

•

how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you, Please differentiate between product returned for credit and product returned in exchange for new product. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

Response:

Under the company’s return policy:

•	customers are allowed to return product within a specified period prior to and subsequent to the expiration date (generally six months before and up to twelve months after product expiration) ;

•	such returns generally result in a refund in cash or credit rather than in an exchange of products ;

•	returned products are generally destroyed and consequently not reused.

As disclosed in note D.23 (page F-95),

•	the total amount of cash and credits granted to customers in connexion with returned product represent 0.7% of net sales or less ;

•

at year-end, the provisions for returns, which evaluation takes into account the historical experience and factors such as inventory levels in distribution channels, product dating, expiration period, discontinuation of products, generic competition, changes in formularies, launch of over-the-counter products, amounted to €183 million in 2008, €196 million in 2007 and €190 million in 2006.

We consider that these transactions are not material to the company’s financial statements.

Considering the information already provided in note D.23, the Company proposes to revise the disclosure related to our return policy along the following lines (the additions are italicized):

Returns, discounts, incentives and rebates as described above are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue.

These amounts are calculated as follows:

•

Provisions for chargeback incentives are estimated on the basis of the relevant subsidiary’s standard sales terms and conditions, and in certain cases on the basis of specific contractual arrangements with the customer. They represent management’s best estimate of the ultimate amount of chargeback incentives that will eventually be claimed by the customer.

•	Provisions for rebates based on attainment of sales targets are estimated and accrued as each of the underlying sales transactions is recognized.

•

Provisions for price reductions under Government and State programs, largely in the United States, are estimated on the basis of the specific terms of the relevant regulations and/or agreements, and accrued as each of the underlying sales transactions is recognized.

•	Provisions for sales returns are calculated on the basis of management’s best estimate of the amount of product that will ultimately be returned by customers.

The company maintains a return policy that allows its customer to return product within a specified period prior to and subsequent to the expiration date (generally six months before and up to twelve months after product expiration). The estimate of the provision for returns is based upon historical experience with actual returns. Additionally, the Company considers factors such as actual inventory levels in distribution channels; product dating and expiration period, whether products have been discontinued, entrance in the market of generic competition, changes in formularies or launch of over-the-counter products among others.

In each case, the provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

The Group believes that it has the ability to measure each of the above provisions reliably, using the following factors in developing its estimates:

•	the nature and patient profile of the underlying product;

•	the applicable regulations and/or the specific terms and conditions of contracts with governmental authorities, wholesalers and other customers;

•	historical data relating to similar contracts, in the case of qualitative and quantitative rebates and chargeback incentives;

•	past experience and sales growth trends for the same or similar products;

•	actual inventory levels in distribution channels, monitored by the Group using internal sales data and externally provided data;

•	the shelf life of the Group’s products;

•	market trends including competition, pricing and demand.

Note D.18.3. Other provisions, page F-67

8.

You disclose provisions for tax exposures that are recorded if you are exposed to a probable risk resulting from a tax position you adopt. From your disclosure in Note D.18. and in your 2007 Form 20-F, it appears that in each of 2008 and 2007 you reversed approximately one-third of the prior year-end provision for these tax exposures while in 2006 it appears you reversed approximately 26% of the prior year-end provision. Given your apparent consistent significant reversals of prior period provisions, please explain to us how your accounting complies with the requirements of paragraph 14(b) of IAS 37 to record provisions only if it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation. Please reference any other authoritative literature you relied upon to support your position.

Response:

The Company accounts for income taxes in accordance with IAS 12 – Income Taxes. Consequently, provisions for Income Tax Exposures are determined in accordance with paragraph 46 of this standard:

Current tax liabilities (assets) for the current and prior periods shall be measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.)

IAS12 is not detailed concerning provisions for uncertain tax positions. In its evaluation of the amount of tax expected to be paid to the taxation authorities, the Group assumes that the tax position will be examined by the relevant taxing authority with full knowledge of all relevant information. The Group does not reduce the amount expected to be paid by the probability that the entity, the tax year or the tax position in question will not in fact be audited by the tax authorities.

This approach has been consistently applied by the Group and is also consistent with IFRS ED/2009/2.

In performing its evaluation, in addition to internal information, the group also takes into consideration the context of the Pharmaceutical Industry and the significant number of extremely high reassessments that have been witnessed in recent years by the industry in various tax jurisdictions.

Our business is extremely complex with transactions often involving the remuneration of intangibles and also multiple taxing jurisdictions. In many cases, legislation, if it exists, is subject to interpretation and few if any, precedents exist. Also, tax litigation is inherently uncertain. Therefore the evaluations made by the Group can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.

Once the amount of a Tax Exposure has been evaluated, apart from accruing interest if applicable, changes to the amount are only based upon new information such as the receipt of a notification of settlement or a tax year becoming statute barred.

The amount of reversals of unutilized provisions you refer in your comment relate mainly to reversals of provisions for Tax Exposures. They reflect the effect of new information such as the assessments actually resulting from an examination and statutes of limitation.

The Group was under audit by the taxation authorities in almost all of the main countries in which it does business. Some of these audits cover tax years back to 1997 and some have been on-going for up to 6 years. It should be noted that many of the audits in the major countries cover the period of the merger of Sanofi and Aventis and some cover the period of the mergers of Sanofi and Synthélabo and of Rhône-Poulenc and Hoechst. Consequently, the periods under audit cover recent legal restructuring operations and the harmonization of policies and practices of previously unrelated companies.

In a number of cases, the tax position on which a provision had been recorded became statute barred without having being audited or reassessed. In other cases, the final settlement during the period of various tax audits was made with more favorable outcomes than initially anticipated.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Jean-Luc Renard
Vice-President, Corporate Accounting

Copy :

•	Jérôme Contamine, Executive Vice President Chief Financial Officer

•	John Felitti, Director U.S. & International Securities Law

•	Ibolya Igaat, SEC Staff Accountant